UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934
Willbros Group, Inc.

(Name of Issuer)
Common Stock, par value $0.05

(Title of Class of Securities)
969199108

(CUSIP Number)
Joshua S. Horowitz
Berggruen Holdings Ltd
1114 Avenue of the Americas, 41st Floor
New York, New York 10036
(212) 380-2230

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communication)
November 15, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	969199108

1	NAMES OF REPORTING PERSONS Berggruen Acquisition Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,261,182 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

1,261,182 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,261,182 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	969199108

1	NAMES OF REPORTING PERSONS Berggruen Holdings North America Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,261,182 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

1,261,182 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,261,182 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	969199108

1	NAMES OF REPORTING PERSONS Medici I Investments Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,261,182 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

1,261,182 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,261,182 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	969199108

1	NAMES OF REPORTING PERSONS Berggruen Holdings Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,261,182 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

1,261,182 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,261,182 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	969199108

1	NAMES OF REPORTING PERSONS Tarragona Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,261,182 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

1,261,182 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,261,182 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	969199108

1	NAMES OF REPORTING PERSONS Nicolas Berggruen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,261,182 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

1,261,182 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,261,182 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

     This Amendment No. 2 hereby amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed on March 9, 2006, as amended by Amendment No. 1 previously filed on April 6, 2006 by Berggruen Holdings North America Ltd, a British Virgin Islands (“BVI”) business company (“BHNA”) with respect to the common stock, par value $0.05 per share (the “Common Stock”) of Willbros Group, Inc, a Republic of Panama corporation (the “Issuer”) as follows:

Item. 2	Identity and Background.
     This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: Berggruen Acquisition Holdings Ltd (“BAH”), a BVI company, BHNA, Medici I Investments Corp., a BVI business company (“Medici”), Berggruen Holdings Ltd, a BVI business company (“Berggruen Holdings”), Tarragona Trust, a BVI trust (“Tarragona”) and Nicolas Berggruen. Each of BAH, BHNA, Medici, Berggruen Holdings, Tarragona and Mr. Berggruen is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.
     BAH is a direct subsidiary of BHNA. BHNA is a direct, wholly-owned subsidiary of Medici and the managing and majority shareholder of BAH. Medici is a direct, wholly-owned subsidiary of Berggruen Holdings. All of the outstanding capital stock of Berggruen Holdings are owned by Tarragona. The trustee of Tarragona is Maitland Trustees Limited, a BVI corporation acting as an institutional trustee in the ordinary course of business without the purpose or effect of changing or influencing control of the Issuer. Mr. Berggruen is a director of Berggruen Holdings.
     The principal business activity of each of BAH, BHNA, Medici and Berggruen Holdings is that of a private investment company investing internationally in an extensive range of asset classes on an opportunistic basis, including direct private equity, stocks and bonds, hedge funds, private equity funds, and real estate. Mr. Berggruen is the founder and president of Berggruen Holdings. The principal business activity of Tarragona is that of a private investment trust formed to own all of the outstanding capital stock of Berggruen Holdings.
     The principal business address of each of BAH, BHNA, Medici and Berggruen Holdings is 1114 Avenue of the Americas, 41st Floor, New York, NY 10036. The principal business address of Mr. Berggruen is 9-11 Grosvenor Gardens, London, SW1W OBD, United Kingdom. The principal business address of Tarragona is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands.
     During the last five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on SCHEDULE A attached hereto.

Item. 3	Source and Amount of Funds or Other Consideration.
     The Reporting Persons are all affiliated with Berggruen Holdings, a private investment company investing internationally in an extensive range of asset classes. The source of funds is investment capital contributed by Tarragona.
     The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item. 5	Interest in Securities of the Issuer.
(a)-(b)	As of the date hereof, the Reporting Persons beneficially own and have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 1,261,182 shares of Common Stock (which includes 27,390 warrants to purchase shares of Common Stock), representing 3.4% of all outstanding shares of Common Stock.

(c)	Except for the transactions referenced in the Schedule 13D, there have been no transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days other than: (i) on September 17, 2007, the Reporting Persons sold 4,000 shares of Common Stock at a price per share of $29.96 (ii) on October 12, 2007, the Reporting Persons sold 10,000 shares of Common Stock at a price per share of $35.32 and (iii) on November 15, 2007, the Reporting Persons purchased 100,000 shares of Common Stock at a price per share of $34.17. All transactions were open market transactions effected on the New York Stock Exchange.

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)	From time to time, the Issuer has issued shares of Common Stock upon the exercise or conversion of certain options, warrants and convertible debt securities, in connection with an underwritten offering of Common Stock and in connection with one or more acquisitions. After giving effect to such transactions by the Issuer, the Reporting Persons are no longer the beneficial owner of more than five percent of the Common Stock.

Item. 7	Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated November 20, 2007, by and among the Reporting Persons.

Exhibit B	Limited Power of Attorney, dated June 23, 2006, given by Maitland Trustees Limited, as trustee of the Tarragona Trust, to Jared Bluestein.

Exhibit C	Limited Power of Attorney, dated October 23, 2007, given by Nicolas Berggruen to Jared Bluestein.

SIGNATURE
     After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2007	Berggruen Acquisition Holdings Ltd
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Secretary

Berggruen Holdings North America Ltd
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Director

Medici I Investments Corp.
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Director

Berggruen Holdings Ltd
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Director

Tarragona Trust
	By:	Maitland Trustees Limited, as Trustee

	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Authorized Signatory

*
Nicolas Berggruen

*	The undersigned, by signing his name hereto, does sign and execute this Amendment pursuant to the Limited Power of Attorney executed by Nicolas Berggruen.

Dated: November 20, 2007	*By:	/s/ Jared S. Bluestein, Attorney in Fact
Jared S. Bluestein

EXHIBIT A
JOINT FILING AGREEMENT
     In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Amendment to Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: November 20, 2007	Berggruen Acquisition Holdings Ltd
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Secretary

Berggruen Holdings North America Ltd
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Director

Medici I Investments Corp.
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Director

Berggruen Holdings Ltd
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Director

Tarragona Trust
	By:	Maitland Trustees Limited, as Trustee

	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Authorized Signatory

*
Nicolas Berggruen

* The undersigned, by signing his name hereto, does sign and execute this Joint Filing Agreement pursuant to the Limited Power of Attorney executed by the above Reporting Persons and incorporated by reference hereto on behalf of the Reporting Persons.

Dated: November 20, 2007	*By:	/s/ Jared S. Bluestein, Attorney in Fact
Jared S. Bluestein

SCHEDULE A
Berggruen Acquisition Holdings Ltd
     Set forth below is the name and business address of each director and executive officer of Berggruen Acquisition Holdings Ltd. Each such person is a citizen of the United States of America.

Name	Title	Address
Nicolas Berggruen	Sole Director,	9-11 Grosvenor Gardens
	President, Vice	London, SW1W OBD
	President and Treasurer	United Kingdom

Jared Bluestein	Secretary	1114 Avenue of the Americas
41st Floor
New York, NY 10036
Berggruen Holdings North America Ltd
     Set forth below is the name and business address of each director of Berggruen Holdings North America Ltd. There are no executive officers of Berggruen Holdings North America Ltd. Each such person is a citizen of the United States of America, except for Mr. Cook who is a citizen of Great Britain.

Name	Title	Address
Nicolas Berggruen	Director	9-11 Grosvenor Gardens
London, SW1W OBD
United Kingdom

Jared Bluestein	Director	1114 Avenue of the Americas
41st Floor
New York, NY 10036

Graham Cook	Director	Mill Mall
PO Box 964
Road Town, Tortola
British Virgin Islands

Medici I Investments Corp.
     Set forth below is the name and business address of each director of Medici I Investments Corp. There are no executive officers of Medici I Investments Corp. Each such person is a citizen of the United States of America, except for Mr. Cook who is a citizen of Great Britain.

Name	Title	Address
Nicolas Berggruen	Director	9-11 Grosvenor Gardens
London, SW1W OBD
United Kingdom

Jared Bluestein	Director	1114 Avenue of the Americas
41st Floor
New York, NY 10036

Graham Cook	Director	Mill Mall
PO Box 964
Road Town, Tortola
British Virgin Islands
Berggruen Holdings Ltd
     Set forth below is the name and business address of each director of Berggruen Holdings Ltd. There are no executive officers of Berggruen Holdings Ltd. Each such person is a citizen of the United States of America, except for Mr. Cook who is a citizen of Great Britain.

Name	Title	Address
Nicolas Berggruen	Director	9-11 Grosvenor Gardens
London, SW1W OBD
United Kingdom

Jared Bluestein	Director	1114 Avenue of the Americas
41st Floor
New York, NY 10036

Graham Cook	Director	Mill Mall
PO Box 964
Road Town, Tortola British Virgin Islands

EXHIBIT B
LIMITED POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that Maitland Trustees Limited, a trust company licensed under the British Virgin Islands Banks and Trust Companies Act 1990, having its registered address at 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands, in its capacity as Trustee, of the Tarragona Trust, a trust established under the laws of the British Virgin Islands (the “Trustee” and the “Trust” respectively), hereby appoints Jared Bluestein as the true and lawful Attorney-in-Fact of the Trustee (the “Attorney-in-Fact”), to act for and on behalf of and in the name, place and stead of the Trustee and only on the specific advice of USA legal counsel:
(i)	to prepare, execute and file, for and on behalf of the Trustee, in its capacity as trustee of the Tarragona Trust, any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including without limitation any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act (or any successor provision thereunder), Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 (or any successor schedules or forms adopted under the Exchange Act) and any amendments to any of the foregoing (collectively, the “Exchange Act Filings”);

(ii)	to do and perform any and all acts and take any other action of any type whatsoever in connection with the foregoing which, in the opinion of any Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by, the Trustee, it being understood that the documents executed by the Attorney-in-Fact on behalf of the Trustee, in its capacity as trustee of the Tarragona Trust, pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as the Attorney-in-Fact may approve in the Attorney-in-Fact’s discretion.
     The undersigned hereby grants to the Attorney-in-Fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Trustee might or could do if personally present, hereby ratifying and confirming all that the Attorney-in-Fact shall lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted.
     The Attorney-in-Fact shall have no power of substitution and shall be obliged to furnish the Trustee with copies (which may be provided via electronic mail to the Trustee’s designee) of each and every document prepared, executed and filed under this power of attorney prior to or simultaneously with such filing.
     This Limited Power of Attorney will remain effective until revoked by the Trustee.
     This Limited Power of Attorney shall be governed by and construed in accordance with the laws of the British Virgin Islands, without giving effect to any principles of conflicts of laws.

     IN WITNESS WHEREOF, the Trustee has caused its name to be hereto signed as a deed and these presents to be acknowledged by its duly elected and authorized officer this 23rd day of June 2006.

Executed as a deed by

Maitland Trustees Limited

Acting by:	/s/ Rory Charles Kerr

Director:	Rory Charles Kerr

Director/ Secretary:	/s/ Lucy Woolwough

In the presence of:

Witness 1:	/s/ Olivia Henry

Name and title	Miss Olivia Mary Henry

Witness 2:	/s/ Hermanus Roelof Willem Troskie

Name and title	Hermanus Roelof Willem Troskie
WITNESS my hand and official seal.
/s/ Colin Charles Bird

Notary Public

EXHIBIT C
LIMITED POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Jared S. Bluestein as his true and lawful Attorney-in-Fact (the “Attorney-in-Fact”), to act for and on, his behalf and in the name, place and stead of the undersigned:
(i)	to prepare, execute and file, for and on behalf of the undersigned, directly or indirectly, any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including without limitation any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act (or any successor provision thereunder), Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 (or any successor schedules or forms adopted under the Exchange Act) and any amendments to any of the foregoing (collectively, the “Exchange Act Filings”);

(ii)	to do and perform any and all acts and take any other action of any type whatsoever in connection with the foregoing which, in the opinion of any Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by the Attorney-in-Fact on behalf of the undersigned, pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as the Attorney-in-Fact may approve in the Attorney-in-Fact’s discretion; and

(iii)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
     The undersigned hereby grants to the Attorney-in-Fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that the Attorney-in-Fact shall lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted.
     This Limited Power of Attorney will remain effective until revoked by the undersigned.
     This Limited Power of Attorney shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any principles of conflicts of laws.

     IN WITNESS WHEREOF, the undersigned has caused his name to be hereto signed this 23rd day of October 2007.

By:	/s/ Nicolas Berggruen
	Name:	Nicolas Berggruen

WITNESS:

By:	/s/ Rebecca Ortega
	Name:	Rebecca Ortega

By:	/s/ Rama Raju
	Name:	Rama Raju

STATE OF NEW YORK	)
	)	ss.:
COUNTY OF NEW YORK	)
     On the 23rd day of October, in the year 2007, before me, the undersigned, a Notary Public in and for said State, personally appeared Nicolas Berggruen, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed within the instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Alice T. Vokshi
Alice T. Vokshi
Notary Public